

October 5, 2011

Via Facsimile
Mr. Bob van Leyen
Chief Financial Officer
Raptor Networks Technology, Inc.
1588 South Coast Drive
Costa Mesa, CA 92626

> **Re: Raptor Networks Technology, Inc.**
> **Form 8-K filed September 30, 2011**
> **File No. 000-51443**

Dear Mr. van Leyen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please revise your Form 8-K to state whether Mendoza Berger & Company resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that you were "terminating [y]our relationship with Mendoza", as that wording is unclear to a reader.

2.   We note that your disclosure indicates that there were no consultations with KBL, LLP (KBL) regarding "any disagreement or event as described in Item 304(a)(1)(iv) of Regulation S-B." Please revise your Form 8-K to refer to Item 304(a)(1)(iv) of Regulation S-K.

3.   Additionally, we note that your disclosure regarding the engagement of KBL does not refer to any consultations regarding any reportable events as defined in Item 304(a)(1)(v)

of Regulation S-K. Please revise your Form 8-K to include the disclosure described in Item 304(a)(2)(ii) of Regulation S-K.

4.	In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant